UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of August 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated August 24, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: August 24, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Intimation of Schedule of Analyst / Institutional Investors Meetings for August 21, 2018 and from August 27, 2018 to August 31, 2018

Mumbai, August 24, 2018:Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the schedule of meetings with the Analyst / Institutional Investor for August 21, 2018 and from August 27, 2018 to August 31, 2018

Date	Meeting Scheduled	Type

21-August-2018	Goldman Sachs (India) Securities Private Limited	Meeting
27-August-2018	Mirabilis Investment Trust	Call
29-August-2018	East Bridge Capital	Meeting
29-August-2018	HDFC Life Insurance	Meeting
29-August-2018	ICICI Prudential MF	Meeting
29-August-2018	Ishana Capital Limited	Meeting
29-August-2018	Mirae Asset Management India	Meeting
29-August-2018	Reliance Mutual Fund	Meeting
29-August-2018	SBI Mutual Fund	Meeting
29-August-2018	Sundaram Asset Management Co.	Meeting
29-August-2018	Trikon Asset Management	Meeting
29-August-2018	Zaaba Capital	Meeting
29-August-2018	Axis MF	Meeting
29-August-2018	Baring Private Equity Partners India	Meeting
29-August-2018	Canara Robeco	Meeting
29-August-2018	Dalton Investments	Meeting
29-August-2018	DSP Investment Managers	Meeting
29-August-2018	Hitesh Doshi	Meeting
29-August-2018	Invesco Mutual Fund	Meeting
29-August-2018	Kotak Group	Meeting
29-August-2018	Lucky Investment Managers	Meeting
29-August-2018	One North Capital	Meeting
29-August-2018	Turiya Capital	Meeting
29-August-2018	Schroders	Meeting
29-August-2018	T Rowe Price	Meeting
29-August-2018	Fidelity International	Meeting
29-August-2018	Amansa Capital	Meeting
29-August-2018	Ashmore Investment Advisors	Meeting
29-August-2018	Birla Mutual Fund	Meeting
29-August-2018	Max Life Insurance	Meeting
29-August-2018	Oxbow Capital Management	Meeting
29-August-2018	White Oak Capital	Meeting
30-August-2018	Motilal Oswal Asset Management Company Limited	Meeting

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.